Exhibit 99.1

Fury Appoints Tim Clark to the Board and
Jeffrey Mason as Lead Director

TORONTO, Canada – March 16, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) announced today the appointment of Mr. Tim Clark, MBA, to the Board of Directors (“Board”) as an independent director, effective immediately. In addition, the Company has appointed Jeffrey Mason, CPA, ICD.D, as Lead Director.

Mr. Clark brings 23 years of global capital markets experience with numerous US, European and Canadian banks, including Barclays Capital, National Bank Financial, Merrill Lynch, Deutsche Bank and most recently BMO Capital Markets, where he held the role of Managing Director, Institutional Equity Sales. Over the years, he has developed strong working relationships with Tier 1 institutional investors throughout the United States providing corporate strategy, and peer and financial analysis and insights on corporates within the materials, commodities and mining sectors. Mr. Clark holds a Bachelor of Economics from the University of Massachusetts (Amherst) and a Master of Business Administration in Finance and Accounting from Vanderbilt University.

Mr. Mason joined the Fury Board upon the Company’s formation in October 2020 bringing with him extensive experience in the exploration, development, construction and operation of precious and base metals projects in the Americas, Asia and Africa, including 15 years as a principal, Board director and chief financial officer at the Hunter Dickinson group of companies. He began his career with Deloitte LLP as a Charted Professional Accountant (CPA), followed by six years at Barrick Gold Corporation. Most recently, he served as Chair of the Board and interim chief executive officer of Great Panther Mining. Mr. Mason currently serves as an independent director of Torq Resources Inc., Tier One Silver Inc. and Sombrero Resources Inc.

Blair Schultz, who served as a Board director and member of Fury’s Audit Committee, has resigned from the Board. Mr. Schultz was instrumental in the formation of Fury in 2020, which included the acquisition of Eastmain Resources where he served as interim chief executive officer at the time and has contributed to Fury’s vision and growth strategy.

“As we position Fury for the next phase of growth, we are pleased to welcome Tim Clark to our Board. Tim brings extensive global capital markets experience within the mining sector, which will compliment and support many of Fury’s growth strategies. Tim’s Board involvement and input will further on-going efforts to broaden visibility and diversify the Company’s shareholder base,” commented Ivan Bebek, Chair of Fury. "On behalf of the Board, I would like to thank Blair for his contributions to Fury’s Board, especially during the Auryn-Eastmain transaction and transition.”

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury intends to grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Vice President, Investor Relations
Tel: (778) 729-0600
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language
This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". Forward-looking information is information that includes implied future performance and/or forecast information. Forward-looking information and statements in this release reflects management's current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking information contained in this release, includes information relating to Fury's growth plans.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking information reflects the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the Company's budget, including expected costs and the assumptions regarding market conditions; the Company's ability to raise additional capital to proceed with its exploration, development and operations plans; the Company's ability to obtain or renew the licenses and permits necessary for its current and future operations; and the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company's exploration and development activities. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2019 filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information and statements contained in this press release represent the Company's expectations as of the date of this press release or the date indicated. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities law.

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